Exhibit 99.1

Volvo: Information Regarding New Capital Structure

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 23, 2007--As a part of the redemption procedure approved by the Annual General Meeting 4 April 2007, AB Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) carried out a share split where each share was split into six shares, of which one redemption share. Upon completion of the redemption procedure the redemption shares are redeemed at a redemption price of SEK 25 per share. Volvo's share capital is restored to the same level as prior to the redemption procedure.

The Swedish Companies Registration Office has today registered a reduction of Volvo's share capital of SEK 425,684,044 through redemption of 425,684,044 redemption shares, of which 135,520,326 redemption shares of series A and 290,163,718 redemption shares of series B. Further, an increase in the company's share capital of SEK 425,684,044 is registered following a bonus issue. The increase in the share capital is transferred from the non-restricted equity. No new shares are issued in connection with the bonus issue.

Following these transactions Volvo has a total of 2,128,420,220 outstanding shares, of which 677,601,630 shares of series A and 1,450,818,590 shares of series B.

The redemption procedure means that SEK 10,127,691,825 will be distributed to Volvo's shareholders, equivalent to SEK 25 per share that is not held by the company. Payment to the shareholders is expected to take place 28 May 2007.

Since April 26 2007, the Volvo share is traded in lots of 100 shares.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49